July 6, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 1-503-721-6501

Mr. R. Scott Stevenson
Chief Financial Officer
Fog Cutter Capital Group, Inc. and Subsidiaries
1410 SW Jefferson Street
Portland, OR 97201

RE: Fog Cutter Capital Group, Inc. and Subsidiaries
       Form 10-K for the year ended December 31, 2005
       File no. 0-23911

Dear Mr. Stevenson:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Steven Jacobs
                                Branch Chief